[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8468 Fax: (212) 859-4000 Andrew.Barkan@friedfrank.com

August 6, 2021

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sterling Ultimate Parent Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Confidentially Submitted July 12, 2021
CIK No. 0001645070

Ladies and Gentlemen:

This letter sets forth the response of Sterling Ultimate Parent Corp. (the “Company”) to the comment letter, dated July 27, 2021 of the staff of the Division of Corporate Finance (the “Staff”) with respect to Amendment No. 1 to the Company’s draft Registration Statement on Form S-1 (the “Amendment No. 1”), confidentially submitted on July 12, 2021. This letter is being submitted confidentially with Amendment No. 2 to the Draft Registration Statement on Form S-1 (“Amendment No. 2”). In order to facilitate your review, we have reproduced each of the Staff’s comments in its entirety in the original numbered sequence, with the response to a particular comment set out below the comment.

References to page numbers in the Company’s responses refer to the pagination of Amendment No. 2. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No. 2.

Prospectus Summary

Our Market Opportunity, page 3

1.	We note your response to prior comment 2. Please also disclose the dates of the Acclaro Growth Partners and the Markets and Markets reports.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages ii, 3, 108 and 109 of Amendment No. 2.

Growth Strategy, page 8

2.

Please provide the methodology and assumptions underlying your belief that you have “more non-U.S. revenue than any other background screening company.” Please confirm this also includes background screening companies based outside of the United States.

Response:

The Company respectfully advises the Staff that this statement was based on publicly available information together with management’s expertise and familiarity with the background screening industry. However, in light of the Staff’s comment, the Company has deleted this statement from Amendment No. 2.

Summary Historical Consolidated Financial and Other Data, page 17

3.

Please revise your disclosures to provide a table that reconciles both the numerator and denominator in your computation of basic and diluted net (loss)/income per share with the amounts in your computation of unaudited pro forma basic and diluted net (loss)/income per share.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 19 of Amendment No. 2.

Non-GAAP Financial Measures, page 86

4.	We continue to consider your response to prior comment 13 and may have further comment.

Response:

The Company respectfully acknowledges that the Staff will continue to consider the Company’s response to prior comment 13 and may have further comment.

Management

Director Independence and Controlled Company Exception, page 135

5.

We note your response to prior comment 16 that following the IPO, the Company’s controlling stockholder will not have any director designation or nomination rights. Please further revise your disclosure to clarify whether Messrs. Chen, Crampton and Jones were previously selected as directors pursuant to any arrangement or understanding with your controlling stockholder.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 137 of Amendment No. 2.

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan
Andrew B. Barkan

cc:	Joshua Peirez (Sterling Ultimate Parent Corp.)
Peter Walker (Sterling Ultimate Parent Corp.)
Steven L. Barnett (Sterling Ultimate Parent Corp.)
Gregory P. Rodgers (Latham & Watkins LLP)